Constellium N.V. Announces Delisting From Euronext Paris

Amsterdam – January 31, 2018 – Constellium N.V. (NYSE and Euronext Paris: CSTM) (« Constellium ») today announced that the request by Constellium to delist its shares (ISIN: NL0010489522) from Euronext Paris has been approved by the Board of Directors of Euronext Paris SA. The Constellium decision to delist from Euronext Paris follows a comprehensive review of the trading volume, costs and administrative requirements related to the Euronext Paris listing.

The delisting procedure will allow the Constellium shares listed on Euronext Paris to be sold on the New York Stock Exchange (“NYSE”), Constellium’s primary listing exchange. Shareholders wishing to sell their shares on the NYSE should ask their financial intermediary to deliver their Constellium shares between and including February 8 to February 28, 2018 to BNP Paribas Securities Services. BNP Paribas Securities Services will be acting as the centralizing agent appointed by Constellium for a Sales Facility (the “Sales Facility”), following the procedure which will be described in a Euronext notice to be published on January 31, 2018.

The Constellium shares tendered to BNP Paribas Securities Services will be sold as from March 6, 2018 on the NYSE at the market price at the time of the sale.

BNP Paribas Securities Services will calculate the average sale price of the Constellium shares and will transfer the sale proceeds to the Constellium selling shareholders once it receives the funds. Constellium will pay the fees for the centralization and the selling of the Constellium shares on the NYSE. The brokerage fee related to the sale of the Constellium shares on the NYSE will be borne by the Company.

Constellium’s shareholders are reminded that they may tender their shares in the above-described Sales Facility on a voluntary basis. Constellium’s shareholders not tendering their shares to the Sales Facility may sell all or part of their shares, or keep them, under the terms and conditions applicable by their custodian.

The calendar for the Sales Facility and the delisting of Constellium described above can be summarized as follows (it being specified that Constellium reserves the right to amend this calendar):

Event	Date
Sales Facility
Beginning of the Sales Facility	February 8, 2018
End of the Sales Facility	February 28, 2018
Sale on the NYSE of the Constellium shares tendered in the Sales Facility	As from March 6, 2018
Settlement of the proceeds of the sale to the relevant financial institutions	As soon as possible after receipt of the proceeds of the sale
Delisting
Last day of trading of Constellium shares on Euronext Paris	February 1, 2018
Delisting of Constellium shares on Euronext Paris	February 2, 2018
Removal of Constellium shares from Euroclear France	At a later stage

Constellium’s shareholders participating in the Sales Facility are reminded that they acknowledge and accept the risk implied from the change in the Constellium share market price or applicable exchange rates between the end of the sales facility, from which their tender order will become irrevocable, and the sale of the Constellium shares on the NYSE. The tender orders are irrevocable.

The Constellium shares will be delisted from Euronext Paris on February 2, 2018. As from such date, shareholders who have chosen not to sell their shares through the Sales Facility will be able to trade them on the NYSE under the terms and conditions applicable by their financial intermediary.

The Constellium shares will be removed from the operations of Euroclear France at a later stage.

Shareholders may request any additional information from their custodian and usual financial intermediary, who has received the details of the delisting.

About Constellium

Constellium (NYSE and Euronext Paris: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €4.7 billion of revenue in 2016.

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